Exhibit 99(a)(16)


                 MHC REMAINS COMMITTED TO CHATEAU TRANSACTION

               Announces Revised Terms, Terminates Tender Offer

     CHICAGO, IL NOVEMBER 7, 1996 - Manufactured Home Communities, Inc. (NYSE:MHC) announced today that Samuel Zell, MHC's Chairman, sent a letter to John Boll, Chairman of Chateau Properties, Inc. (NYSE:CPJ), which outlined a revised proposal intended to facilitate the merger of MHC and Chateau. The revised proposal offers Chateau shareholders and Operating Partnership (OP) Unit holders $26 cash or a convertible preferred security designed to address the needs of Chateau OP Unit holders and featuring the following benefits:

          .    Long-term tax deferral

          .    Higher current income

          .    Participation in long-term value creation

          .    Downside protection

     The convertible preferred security is valued at $26 by MHC's financial advisors, J.P. Morgan Securities Inc.

     In addition to restructuring the proposal, MHC terminated its tender offer for Chateau common stock and withdrew its request for a preliminary injunction hearing.

     "Shareholder value cannot be created in a court of law," Mr. Zell said. "MHC's revised proposal creates an opportunity for all parties to benefit from their association with the dominant owner and operator in the industry, with superior financial strength and the respect of the investment community."

     Mr. Zell added that the proposed Chateau/ROC Communities, Inc. (NYSE:RCI) merger faces significant obstacles and that MHC's offer is the best alternative for Chateau shareholders and OP Unit holders.

     David Helfand, President and Chief Executive Officer of MHC said, "The structure of our revised offer is evidence of MHC's willingness to tailor this transaction for the mutual benefit of all involved."

     MHC is the largest owner and operator of manufactured housing communities in the country. Nationwide, MHC owns or has controlling interest in 69 quality communities in 19 states, consisting of 27,349 sites. MHC is a self-administered, self-managed equity real estate investment trust (REIT), with headquarters in Chicago.